Exhibit (d)(19)(ii)

AMENDMENT NO. 1

TO AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to Amended and Restated Investment Advisory Agreement (“Amendment No. 1”), dated as of June 20, 2005 between AXA Equitable Life Insurance Company, a New York stock life insurance corporation (the “Manager”) and Provident Investment Counsel, Inc., a corporation organized under the laws of the Commonwealth of Massachusetts (“Adviser”).

The Manager and the Adviser agree to modify and amend the Amended and Restated Investment Advisory Agreement (the “Agreement”) dated as of July 31, 2003 between them as follows:

1. The Manager hereby terminates its appointment of the Adviser as one of the investment advisers for the AXA Premier VIP Aggressive Equity Portfolio.

2. The Manager hereby reaffirms its appointment of the Adviser as one of the investment advisers for the AXA Premier VIP Small/Mid Cap Growth Portfolio (“Fund”) on the terms and conditions set forth in the Agreement.

3. Appendix A to the Agreement, setting forth the Fund of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to such Fund is hereby replaced in its entirety by Appendix A attached hereto.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first above set forth.

PROVIDENT INVESTMENT COUNSEL, INC.		AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ John A.C. McMurtrie	By:	/s/ Steven M. Joenk
	John A.C. McMurtrie		Steven M. Joenk
	Senior Vice President		Executive Vice President

APPENDIX A

TO

INVESTMENT ADVISORY AGREEMENT

WITH

PROVIDENT INVESTMENT COUNSEL, INC.

Fund	Annual Advisory Fee**

Small/Mid Cap Growth Portfolios, which shall consist of the following Allocated Portion and Other Allocated Portion** (collectively referred to as “Small/Mid Cap Growth Portfolios”):

AXA Premier VIP Small/Mid Cap Growth Portfolio*

AXA Enterprise Multimanager Mid Cap Growth Fund*

0.50% of the Provident Allocated Portions’ average daily net assets up to and including $50 million; 0.45% of the Provident Allocated Portions’ average daily net assets in excess of $50 million and up to and including $200 million; and 0.40% of the Provident Allocated Portions’ average daily net assets in excess of $200 million

*	Fee to be paid with respect to this Fund shall be based only on the portion of a Fund’s average daily net assets advised by the Adviser, which may be referred to as a “Provident Allocated Portion.”

**	Other Allocated Portions are other registered investment companies (or series or portions thereof) that are managed by the Manager and advised by the Adviser, which are classified “Small/Mid Cap Growth Portfolios.”

***	The daily advisory fee for the Related Portfolios is calculated by multiplying the aggregate net assets of the Related Portfolios at the close of the immediately preceding business day by the annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to each Allocated Portion is the portion of the daily advisory fee for the Related Portfolios equal to the Allocated Portion’s net assets relative to the aggregate net assets of the Related Portfolios, including the Allocated Portion, used in the fee calculation.